UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-3A-2/A

STATEMENT CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF
1935

SOUTHWEST GAS CORPORATION

(Exact name of registrant as specified in its charter)

California	88-0085720
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

5241 Spring Mountain Road
Post Office Box 98510
Las Vegas, Nevada	89193-8510
(Address of principal executive offices)	(Zip Code)

Robert M. Johnson
Assistant General Counsel
Southwest Gas Corporation
5241 Spring Mountain Road
P.O. Box 98510
Las Vegas, NV 89193-8510
(name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Form U-3A-2 to:

Margaret A. Moore
Van Ness Feldman, P.C.
Seventh Floor
1050 Thomas Jefferson Street, N.W.
Washington, D.C. 20007

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE PROVISIONS OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

SOUTHWEST GAS CORPORATION

hereby files with the Securities and Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, as amended (Act), and submits the following information.

1.	NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

CLAIMANT

        Southwest Gas Corporation (Southwest) is incorporated under the laws of the State of California and has its principal place of business at 5241 Spring Mountain Road, P.O. Box 98510, Las Vegas, NV 89193-8510. Southwest is directly engaged in the business of purchasing, transporting, and distributing natural gas to 1,613,000 residential, commercial, and industrial customers in portions of Arizona, Nevada and California.

        Southwest’s operations are overseen by the Arizona Corporation Commission (ACC), the Public Utilities Commission of Nevada (PUCN), and the California Public Utilities Commission (CPUC). These commissions regulate Southwest’s rates, practices, facilities, and service territories in Arizona, Nevada, and California. The CPUC also regulates the issuance of all securities by Southwest, with the exception of short-term borrowings. Certain accounting practices, transmission facilities, and rates are subject to regulation by the Federal Energy Regulatory Commission (FERC).

NONUTILITY SUBSIDIARIES

        Paiute Pipeline Company (Paiute), a wholly-owned subsidiary of Southwest, is a corporation incorporated under the laws of the State of Nevada and has its principal place of business at 5241 Spring Mountain Road, P.O. Box 98510, Las Vegas, NV 89193-8510. Paiute owns and operates an interstate gas transmission system and liquified natural gas storage facilities in northern Nevada.

        Southwest Gas Transmission Company (“SGTC”), a partnership made up of Southwest and a wholly-owned subsidiary, Utility Financial Corporation, and has its principal place of business at 5241 Spring Mountain Road, P.O. Box 98510, Las Vegas, NV 89193-8510. SGTC operates an interstate gas transmission system in southern Nevada.

        Northern Pipeline Construction Co. (Northern), a wholly-owned subsidiary of Southwest, is a corporation incorporated under the laws of the State of Nevada and has its principal place of business at 5241 Spring Mountain Road, P.O. Box 98510, Las Vegas, NV 89193-8510. Northern is a full-service underground piping contractor, which provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

UTILITY SUBSIDIARY

        Black Mountain Gas Company (Black Mountain) is a wholly-owned subsidiary of Southwest. Black Mountain is incorporated under the laws of the State of Minnesota, having its principal place of business at 6021 East Cave Creek Road, Cave Creek, AZ 85331. Black Mountain is a propane utility serving retail gas customers in northern Arizona.

        Black Mountain’s utility operation, which is regulated by the ACC, is located in Page, Arizona. The Page operations includes an ACC regulated propane vapor distribution system in Page, Arizona, which serves approximately 1,300 residential and small commercial customers, and a non-regulated bulk propane sales operation that serves approximately 650 customers in and around Page, Arizona.

2.	A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

        Southwest’s properties consist primarily of transmission and distribution mains, compressor stations, peak shaving/storage plants, service lines, meters, and regulators which comprise the pipeline systems and facilities located in and around the communities served. These communities include most of central and southern Arizona, including the Phoenix and Tucson metropolitan areas, northern Nevada and the Las Vegas metropolitan area, and the Lake Tahoe area and the high desert and mountain areas in San Bernardino County, California. Southwest also includes other properties such as land, buildings, furnishings, work equipment, vehicles and software systems in plant investment. The northern Nevada and northern California properties of Southwest are referred to as the northern system; the Arizona, southern Nevada, and southern California properties are referred to as the southern system. Several properties are leased by Southwest, including a portion of the corporate headquarters office complex located in Las Vegas, Nevada, and the administrative offices in Phoenix, Arizona. Total gas plant, exclusive of leased property, at December 31, 2004 was approximately $3.3 billion, including construction work in progress.

        Southwest operates two primary pipeline transmission systems: (i) the system owned by Paiute, Southwest’s nonutility subsidiary, extending from the Idaho-Nevada border to the Reno, Sparks, and Carson City areas and communities in the Lake Tahoe area in both California and Nevada and other communities in northern Nevada; and (ii) a system extending from the Colorado River at the southern tip of Nevada to the Las Vegas distribution area.

        As discussed above, Black Mountain owns a propane vapor distribution system located in Page, Arizona, and properties related to its bulk propane sales. Black Mountain holds other properties appurtenant to its propane operations.

3.	THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

a.	NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE) AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

        Southwest sold 120,945,335 Mcf of natural gas at retail and transported 132,647,427 Mcf of natural gas.

        Black Mountain sold 116,368[1] Mcf of propane gas at retail.

           [1]   To calculate the number of MCF of propane sold during this period, it was assumed that there were 10.917 gallons of propane per MCF.

b.	NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

        Southwest sold 111,530,851 Mcf of natural gas outside of the State in which it is organized, and transported 123,232,943 Mcf of natural gas outside of the State in which it is organized.

        Black Mountain sold 116,368 Mcf of propane gas outside of the State in which it is organized.

c.	NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

Southwest sold 0 Mcf of natural gas at wholesale outside the State in which it is organized. Black Mountain sold 0 propane gas at wholesale.

d.	NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

        Southwest purchased 106,382,875 Mcf of natural gas outside the State in which it is organized, or at the State line.

        Black Mountain purchased 113,260 Mcf of propane gas outside the State in which it is organized.

4.	THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS.

a.	NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF

5
ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

Not applicable.

b.	NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY, AND DESCRIPTION OF THE INTEREST HELD.

Not applicable.

c.	TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

Not applicable.

d.	CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

Not applicable.

e.	IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

          Not applicable.

EXHIBIT A

        A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

        The attached statements show comparative income and balance sheet information for Southwest and Black Mountain for the years ended December 31, 2003 and 2004. These numbers are provided for comparative purposes only in support of this Statement Claiming Exemption. The information is presented in non-GAAP format.

EXHIBIT B

AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG
OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE
HOLDING COMPANY SYSTEM

Not Applicable.

EXHIBIT C

SUPPLEMENTAL INFORMATION CONCERNING SALES AND
ORGANIZATIONAL DATA AS WELL AS EXEMPTION CLAIMED FOR THE
PREVIOUS TWO YEARS (11/12/2004 Request)

The supplemental information is attached.

          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 18th day of March 2005.

SOUTHWEST GAS CORPORATION By: /s/Roy R. Centrella Roy R. Centrella Vice President/Controller/Chief Accounting Officer

Attest: /s/ Robert M. Johnson Robert M. Johnson Assistant General Counsel

NAME, TITLE, AND ADDRESS OF OFFICER TO WHOM NOTICES AND CORRESPONDENCE CONCERNING THIS STATEMENT SHOULD BE ADDRESSED:

Robert M. Johnson
Assistant General Counsel
Southwest Gas Corporation
5241 Spring Mountain Road
P.O. Box 98510
Las Vegas, NV 89193-8510

Margaret A. Moore
Van Ness Feldman, P.C.
Seventh Floor
1050 Thomas Jefferson Street, N.W.
Washington, D.C. 20007

EXHIBIT A
Consolidated Statement of Income and Balance Sheet - 2003

Southwest Gas Corporation
Black Mountain Gas
Combining Statement of Income
Year Ended December 31, 2003
(Thousands of dollars)

	Southwest Gas Corporation (Gas Operations)	Black Mountain Gas	Total
Operating revenues
Natural gas operating revenues	$1,034,353	$--	$1,034,353
Propane gas operating revenues	--	2,083 (1)	2,083
Other	--	--	--

Total operating revenues	1,034,353	2,083	1,036,436

Operating expenses
Net cost of natural gas/propane sold	482,503	951	483,454
Operations and maintenance	266,862	639	267,501
Depreciation and amortization	120,791	161	120,952
Taxes other than income taxes	35,910	67	35,977
Other	--	--	--

Total operating expense	906,066	1,818	907,884

Operating income	128,287	265	128,552

Other income and (expenses)
Net interest deductions	(76,251)	(6)	(76,257)
Preferred securities distributions	(4,180)	--	(4,180)
Other income	2,955	3	2,958
Net interest deductions on subordinated debentures	(2,680)	--	(2,680)

Total other income and (expenses)	(80,156)	(3)	(80,159)

Income before income taxes	48,131	262	48,393

Income tax expense	13,920	6	13,926

Net Income	$34,211	$256	$34,467

(1)     Propane gas operating revenues of $2,083,000 is comprised of regulated propane revenues of $1,376,000 and non-
        regulated propane revenues of $707,000.

Southwest Gas Corporation
Black Mountain Gas
Combining Balance Sheet
December 31, 2003
(Thousands of dollars)

	Southwest Gas Corporation (Gas Operations)	Black Mountain Gas	Total
Assets
Utility Plant
Gas plant	$3,035,969	$4,136	$3,040,105
Less: accumulated depreciation	(964,309)	(2,061)	(966,370)
Acquisition adjustments	2,533	--	2,533
Construction work in progress	33,543	--	33,543

Net utility plant	2,107,736	2,075	2,109,811

Other Property and Investments	47,329	571	47,900

Current and Accrued Assets
Cash and cash equivalents	14,175	302	14,477
Accounts receivable, net of allowances	103,280	375	103,655
Accrued utility revenue	66,700	--	66,700
Deferred income taxes	4,178	--	4,178
Deferred purchased gas costs	9,151	--	9,151
Prepaids and other current assets	113,728	177	113,905

Total current and accrued assets	311,212	854	312,066

Deferred charges and other assets	64,098	63	64,161

Total Assets	$2,530,375	$3,563	$2,533,938

Southwest Gas Corporation Black Mountain Gas Combining Balance Sheet December 31, 2003 (Thousands of dollars)

	Southwest Gas Corporation (Gas Operations)	Black Mountain Gas	Total
Capitalization, Liabilities and Deferred Credits
Capitalization
Common stock	$35,862	$2,965	$38,827
Additional paid-in capital	510,521	--	510,521
Retained earnings	84,084	203	84,287

Total common equity	630,467	3,168	633,635
Preferred equity	100,000	--	100,000
Long-term debt, less current maturities	1,117,057	--	1,117,057

Total capitalization	1,847,524	3,168	1,850,692

Current and Accrued Liabilities
Current maturities of long-term debt	--	--	--
Short-term debt	52,000	--	52,000
Accounts payable	106,738	190	106,928
Customers deposits	44,290	132	44,422
Accrued taxes	32,456	--	32,456
Income tax payable	--	--	--
Accrued interest	19,665	--	19,665
Deferred income taxes	--	--	--
Deferred purchased gas costs	--	--	--
Other current liabilities	68,987	73	69,060

Total current and accrued liabilities	324,136	395	324,531

Deferred Income Taxes and Other Credits
Deferred income taxes and investment tax credits	285,163	--	285,163
Other deferred credits	73,552	--	73,552

Total deferred income taxes and other credits	358,715	--	358,715

Total Capitalization, Liabilities and Deferred Credits	$2,530,375	$3,563	$2,533,938

Consolidated Statement of Income and Balance Sheet - 2004

Southwest Gas Corporation Black Mountain Gas Combining Statement of Income Year Ended December 31, 2004 (Thousands of dollars)
	Southwest Gas Corporation (Gas Operations)	Black Mountain Gas	Eliminations	Total
Operating revenues
Natural gas operating revenues	$1,262,052	$--	$--	$1,262,052
Propane gas operating revenues	--	2,344 (1)	--	2,344
Other	--	--	--	--

Total operating revenues	1,262,052	2,344	--	1,264,396

Operating expenses
Net cost of natural gas/propane sold	645,766	1,137	--	646,903
Operations and maintenance	290,800	781	--	291,581
Depreciation and amortization	130,515	183	--	130,698
Taxes other than income taxes	37,669	77	--	37,746
Other	--	--	--	--

Total operating expense	1,104,750	2,178	--	1,106,928

Operating income	157,302	166	--	157,468

Other income and (expenses)	--
Net interest deductions	(78,137)	(6)	--	(78,143)
Other income	1,611	5	(165)	1,451
Net interest deductions on sub.
debentures	(7,724)	--	--	(7,724)

Total other income and (expenses)	(84,250)	(1)	(165)	(84,416)

Income before income taxes	73,052	165	(165)	73,052

Income tax expense	24,698	--	--	24,698

Net Income	$48,354	$165	$(165)	$48,354

(1)	Propane gas operating revenues of $2,344,000 is comprised of regulated propane revenues of $1,447,000 and non-regulated propane revenues of $897,000.

Southwest Gas Corporation Black Mountain Gas Combining Balance Sheet December 31, 2004 (Thousands of dollars)
	Southwest Gas Corporation (Gas Operations)	Black Mountain Gas	Eliminations	Total
Assets
Utility Plant
Gas plant	$3,287,591	$4,097	$--	$3,291,688
Less: accumulated depreciation	(985,919)	(2,194)	--	(988,113)
Acquisition adjustments	2,353	--	--	2,353
Construction work in progress	31,967	13	--	31,980

Net utility plant	2,335,992	1,916	--	2,337,908

Other Property and Investments	97,046	522	(1,864)	95,704

Current and Accrued Assets
Cash and cash equivalents	8,938	155	--	9,093
Accounts receivable, net of allowances	148,884	474	--	149,358
Accrued utility revenue	68,200	--	--	68,200
Deferred purchased gas costs	82,076	196	--	82,272
Prepaids and other current assets	89,355	170	--	89,525

Total current and accrued assets	397,453	995	--	398,448

Deferred charges and other assets	60,471	--	(1,215)	59,256

Total Assets	$2,890,962	$3,433	$(3,079)	$2,891,316

Capitalization, Liabilities and Deferred Credits
Capitalization
Common stock	$38,424	$--	$--	$38,424
Additional paid-in capital	566,646	2,715	(2,715)	566,646
Accumulated other comprehensive income (loss)	(10,892)	--	--	(10,892)
Retained earnings	111,498	364	(364)	111,498

Total common equity	705,676	3,079	(3,079)	705,676
Preferred equity	100,000	--	--	100,000
Long-term debt, less current maturities	1,156,752	--	--	1,156,752

Total capitalization	1,962,428	3,079	(3,079)	1,962,428

Current and Accrued Liabilities
Current maturities of long-term debt	25,000	--	--	25,000
Short-term debt	100,000	--	--	100,000
Accounts payable	160,501	99	--	160,600
Customers deposits	50,194	138	--	50,332
Accrued taxes	38,189	117	--	38,306
Accrued interest	22,425	--	--	22,425
Deferred income taxes	30,879	--	--	30,879
Other current liabilities	32,098	--	--	32,098

Total current and accrued liabilities	459,286	354	--	459,640

Deferred Income Taxes and Other Credits
Deferred income taxes and investment tax credits	272,822	--	--	272,822
Taxes payable	1,390	--	--	1,390
Accumulated removal costs	84,000	--	--	84,000
Other deferred credits	111,036	--	--	111,036

Total deferred income taxes and other credits	469,248	--	--	469,248

Total Capitalization, Liabilities and Deferred Credits	$2,890,962	$3,433	$(3,079)	$2,891,316

EXHIBIT C Supplemental Information

EXHIBIT C Supplemental Information Concerning Sales and Organizational Data [1]

1.	Total gross revenue for all electric energy sold (at retail or wholesale) and natural or manufactured gas distributed (at retail).

Response:

	2003 (Thousands of Dollars)	2004 (Thousands of Dollars)

Southwest	$1,033,764	$1,262,052

Black Mountain	1,376	1,435

2.	Total gross revenue for all electric energy sold and natural gas or manufactured gas distributed at retail outside the State in which such company is organized.

Response:

	2003 (Thousands of Dollars)	2004 (Thousands of Dollars)

Southwest	$934,785	$1,138,252

Black Mountain	1,376	1,435

3.	Total gross revenue for all electric energy and natural or manufactured gas distributed at wholesale outside the State in which such company is organized.

Response:

	2003 (Thousands of Dollars)	2004 (Thousands of Dollars)

Southwest	$589	$0

Black Mountain	0	0

[1] The gross revenue amounts for Black Mountain are limited to its regulated propane sales operations.

1

4.	Total gross revenue for all electric energy and natural or manufactured gas purchased outside the State in which such company is organized.[2]

Response:
	2003 (Thousands of Dollars)	2004 (Thousands of Dollars)

Southwest	$1,034,353	$1,262,052

Black Mountain	1,376	1,435

5.	Please identify the specific section of the Act the claim of exemption is made under Section 3(a)(1) or 3(a)(2) of the Act.

Response:	Southwest Gas Corporation is claiming its exemption under Section 3(a)(2) of the Act. Southwest’s utility operations are limited to the state of organization, California, and the contiguous states of Nevada and Arizona.

6.	Provide an organizational chart showing the holding company system.

Response:	A table outlining Southwest Gas Corporation’s corporate structure is attached. Of company’s subsidiaries, only Black Mountain Gas Company falls within the purview of the Act.

          [2]    The gross revenue amounts for Southwest includes transportation and other operating revenues associated to its regulated natural gas operations. 2

Organization Chart

03/18/05
SWGSUBS2.VSD

SOUTHWEST GAS CORPORATION
CORPORATE STRUCTURE

SOUTHWEST GAS CORPORATION
UTILITY FINANCIAL CORP. (3)
THE SOUTHWEST COMPANIES (4)
LNG ENERGY INC. (1)
PAIUTE PIPELINE COMPANY (5)
SOUTHWEST GAS CAPITAL II, III, & IV (6)
CARSON WATER COMPANY (1)
PATAYA STORAGE COMPANY (1)
SOUTHWEST GAS TRANSMISSION CO. (2)
FIRST NEVADA LIMITED (8)
SUNDANCE ENERGY (1)
UNITARY GAS HEATING AND COOLING PRODUCTS (9)
BLACK MOUNTAIN GAS COMPANY (11)
NORTHERN PIPELINE CONSTRUCTION CO. (7)
TOTAL ENERGY CONSTRUCTION CO. (1)
SOUTHWEST ADMINISTRATORS, INC. (10)

(1) Inactive.
(2) Operates an 8.9 mile transmission line in Arizona. The pipeline is used to transport gas from the Transwestern and El Paso systems to Southern Nevada. This company is 100% FERC jurisdictional. Owned: 99% SWG, 1% UFCO.
(3) Minority limited partner in Southwest Gas Transmission Co.
(4) Holding company for real estate subsidiaries retained after the sale of PriMerit Bank.
(5) 100% FERC jurisdictional subsidiary providing natural gas transmission and storage to Northern Nevada and Northern California.
(6) Statutory business trusts formed to issue preferred securities.
(7) Provides local gas distribution companies with construction and maintenance services for underground gas distribution systems.
(8) Real estate development. Inactive
(9) Limited liability company (LLC) formed to develop and manufacture competitively priced, high efficiency natural gas fired heating and cooling units (GAX technology). SWG has an approximate 15% equity interest in this venture.
(10) General construction contractor providing the design and installation of natural gas pipelines in California.
(11) Propane operations held for sale.

LEGEND

- Solid line: Wholly-owned Subsidiary
- Dashed line: Partnership
- Dash-dot line: Minority Equity Interest